Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*4 August 2004*	*No of sheets:*	*1+17*

SUPPL

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. for the 2nd quarter of 2004.

04035982

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

RECEIVED
2004 AUG -4 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dw 8/4

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION
SA-QII / 2004

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the quarterly report for the second quarter of 2004

Publication date: 4 August 2004

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2 quarters accrued/2004 period from 1 January 2004 to 30 June 2004	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003	2 quarters accrued/2004 period from 1 January 2004 to 30 June 2004	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003
I. Net revenue from the sale of products, goods and materials	3 220 507	2 215 934	681 719	514 019
II. Operating profit (loss)	913 082	126 825	193 282	29 419
III. Profit (loss) before taxation	1 172 499	251 084	248 195	58 243
IV. Net profit (loss)	957 812	191 185	202 750	44 348
V.Net cash flow from operations	803 453	239 265	170 075	55 501
VI. Net cash flow from investing activities	(76 607)	(141 510)	(16 216)	(32 825)
VII. Net cash flow from financing activities	(553 870)	(50 927)	(117 243)	(11 813)
VIII. Total net cash flow	172 976	46 828	36 616	10 862
IX. Total assets	9 021 652	8 395 374	2 004 901	1 883 638
X. Liabilities and provisions for liabilities	4 001 021	4 073 735	889 156	914 008
XI. Long term liabilities	939 677	9 126	208 826	2 048
XII. Short term liabilities	1 545 226	2 487 850	343 399	558 189
XIII. Shareholders' funds	5 020 631	4 321 639	1 115 745	969 630
XIV. Share capital	2 000 000	2 000 000	444 464	448 732
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	4.79	0.96	1.01	0.22
XVII. Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	25.10	21.61	5.58	4.85
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

KGHM Polska Miedź S.A. SA-Q II/2004 in 000 PLN

EXEMPTION NUMBER: 82-4639

BALANCE SHEET	as at 30 June 2004 end of quarter	as at 31 March 2004 end of prior quarter	as at 30 June 2003 end of quarter	as at 31 March 2003 end of prior quarter
ASSETS				
I. Fixed Assets	6 672 410	6 846 000	6 494 568	6 481 172
1. Intangible fixed assets, of which:	51 957	21 815	15 538	15 656
- goodwill				
2. Tangible fixed assets	3 109 301	3 131 514	2 975 681	2 983 976
3. Long term debtors	46 716	46 716	46 614	48 013
3.1. From related entities	44 876	44 876	44 687	46 086
3.2. From other entities	1 840	1 840	1 927	1 927
4. Long term investments	3 183 929	3 124 267	3 219 417	3 195 901
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 183 929	3 124 267	3 219 417	3 195 901
a) in related entities, of which:	2 685 624	2 622 942	2 618 430	2 599 929
-shares in subordinated entities valued by the equity method				
b) in other entities	498 305	501 325	600 987	595 972
4.4. Other long term investments				
5. Long term prepayments	280 507	521 688	237 318	237 626
5.1. Deferred tax asset	279 201	520 439	233 781	233 255
5.2. Other prepayments	1 306	1 249	3 537	4 371
II. Current assets	2 349 242	2 493 576	1 900 806	1 862 432
1. Inventory	802 390	808 500	851 880	865 944
2. Short term debtors	655 906	533 064	522 660	592 376
2.1. From related entities	74 679	50 076	43 008	62 632
2.2. From other entities	581 227	482 988	479 652	529 744
3. Short term investments	849 832	1 104 657	483 725	357 829
3.1 Short term financial assets	849 832	1 104 657	483 725	357 829
a) in related entities	4 000	4 000	773	405
b) in other entities	401 007	870 955	317 254	284 340
c) cash and cash equivalents	444 825	229 702	165 698	73 084
3.2. Other short term investments				
4. Short term prepayments	41 114	47 355	42 541	46 283
Total assets	9 021 652	9 339 576	8 395 374	8 343 604
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	5 020 631	3 961 713	4 321 639	4 175 146
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 624 204	1 194 706	1 190 378	999 429
5. Revaluation reserve capital	425 051	(119 101)	933 084	839 270
6. Other reserve capital				
7. Profit (loss) from prior years	13 564	425 121	6 992	197 149
8. Net profit (loss)	957 812	460 987	191 185	139 298
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	4 001 021	5 377 863	4 073 735	4 168 458
1. Provisions for liabilities	1 312 318	1 385 754	1 404 022	1 384 558
1.1. Provision for deferred income tax	196 547	272 911	282 503	237 261
1.2. Provision for retirement and related benefits	684 344	686 269	669 851	670 939
a) long term	632 109	634 618	621 296	622 384
b) short term	52 235	51 651	48 555	48 555
1.3. Other provisions	431 427	426 574	451 668	476 358
a) long term	399 055	388 637	412 017	412 589
b) short term	32 372	37 937	39 651	63 769
2. Long term liabilities	939 677	1 236 538	9 126	121 330
2.1. Toward related entities	3 132	3 626		
2.2. Toward other entities	936 545	1 232 912	9 126	121 330
3. Short term liabilities	1 545 226	2 553 289	2 487 850	2 467 936
3.1. Toward related entities	137 757	118 325	127 348	173 710
3.2. Toward other entities	1 333 291	2 335 094	2 292 544	2 199 004
3.3. Special funds	74 178	99 870	67 958	95 222

KGHM Polska Miedź S.A. SA-Q II/2004 in 000'PLN

EXEMPTION NUMBER: 82-4639

4. Accruals and deferred income	203 800	202 282	172 737	194 634
4.1. Negative goodwill				
4.2. Other accruals and deferred income	203 800	202 282	172 737	194 634
a) long term	2 562	2 596	2 011	2 044
b) short term	201 238	199 686	170 726	192 590
Total shareholders' funds and liabilities	9 021 652	9 339 576	8 395 374	8 343 604

Net assets	5 020 631	3 961 713	4 321 639	4 175 146
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25.10	19.81	21.61	20.88
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	as at 30 June 2004 end of quarter	as at 31 March 2004 end of prior quarter	as at 30 June 2003 end of quarter	as at 31 March 2003 end of prior quarter
1. Contingent debtors	74 249	79 116	44 172	44 207
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	74 249	79 116	44 172	44 207
- received guarantees				
- contested State budget issues	73 762	78 547	43 992	43 992
- other	487	569	180	215
2. Contingent liabilities	3 518	8 093		
2.1. Toward related entities (due to)	3 518	8 093		
- granted guarantees	3 518	8 093		
2.2. Toward other entities (due to)				
- granted guarantees				
3. Other (due to)	278 451	284 117	264 968	319 957
- liabilities on bills of exchange	4 000	4 000		
- perpetual usufruct of Treasury land	176 019	177 799	173 039	173 246
- liabilities due to leased fixed assets	3 567	3 567	3 639	3 793
- liabilities due to rationalisation and R&D work, and other unrealised agreements	93 753	97 836	59 607	64 085
- contested State budget liabilities			24 103	76 870
- other unresolved and disputed issues, etc.	1 112	915	4 580	1 963

KGHM Polska Miedź S.A. SA-Q II/2004 in '000 PLN

EXEMPTION NUMBER: 82-4639

PROFIT AND LOSS ACCOUNT	2nd quarter/2004 period from 1 April 2004 to 30 June 2004	2 quarters accrued/2004 period from 1 January 2003 to 30 June 2004	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003
I. Net revenue from the sale of products, goods and materials, of which:	1 701 393	3 220 507	1 095 646	2 215 934
-from related entities	338 422	678 646	224 657	457 619
1. Net revenue from the sale of products	1 689 531	3 204 390	1 090 287	2 205 761
2. Net revenue from the sale of goods and materials	11 862	16 117	5 359	10 173
II. Cost of products, goods and materials sold, of which:	(1 081 820)	(2 022 844)	(905 665)	(1 807 036)
-from related entities	(197 630)	(379 301)	(173 509)	(363 976)
1. Cost of manufactured products sold	(1 070 978)	(2 008 714)	(901 102)	(1 798 393)
2. Cost of goods and materials sold	(10 842)	(14 130)	(4 563)	(8 643)
III. Gross profit (I-II)	619 573	1 197 663	189 981	408 898
IV. Selling costs	(20 661)	(38 589)	(21 363)	(40 187)
V. General administrative costs	(114 423)	(222 303)	(104 425)	(204 133)
VI. Profit (loss) from sales (III-IV-V)	484 489	936 771	64 193	164 578
VII. Other operating income	25 802	37 960	14 458	35 810
1. Profit from disposal of non-financial fixed assets			267	329
2. Subsidies	166	332	68	136
3. Other operating income	25 636	37 628	14 123	35 345
VIII. Other operating costs	(28 487)	(61 649)	(37 187)	(73 563)
1. Loss from disposal of non-financial fixed assets	(207)	(212)		
2. Revaluation of non-financial assets	(1 545)	(6 005)	(30 964)	(36 651)
3. Other operating costs	(26 735)	(55 432)	(6 223)	(36 912)
IX. Operating profit (loss) (VI+VII-VIII)	481 804	913 082	41 464	126 825
X. Financial income	(220 136)	458 646	143 228	352 851
1. Dividends and share in profit, of which:	1 851	70 398	825	47 768
-from related entities	325	656	700	1 134
2. Interest, of which:	32 782	62 738	24 968	57 946
-from related entities	25 139	49 877	22 205	47 732
3. Profit from the disposal of investments	60 890	112 121	44 479	64 722
4. Revaluation of investments	(321 203)	158 024	64 304	162 454
5. Other	5 544	55 365	8 652	19 961
XI. Financial costs	359 378	(199 229)	(108 536)	(228 608)
1. Interest, of which:	(14 424)	(30 272)	(21 549)	(47 855)
-for related entities	(102)	(191)	(21)	(21)
2. Loss from the disposal of investments				
3. Revaluation of investments	384 668	(146 731)	(60 054)	(147 208)
4. Other	(10 866)	(22 226)	(26 933)	(33 545)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	621 046	1 172 499	76 156	251 068
XIII. Result on extraordinary items (XIII.1.-XIII.2.)			9	16
1. Extraordinary gains	20	20	9	20
2. Extraordinary losses	(20)	(20)		(4)
XIV. Profit (loss) before taxation (XII+/-XIII)	621 046	1 172 499	76 165	251 084
XV. Taxation	(124 221)	(214 687)	(24 278)	(59 899)
a) current taxation	(94 601)	(211 319)	(15 728)	(59 344)
b) deferred taxation	(29 620)	(3 368)	(8 550)	(555)
XVI. Other obligatory deductions from profit (loss increase)				
XVII. Share in net profit (loss) of subordinated entities valued by the equity method				
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	496 825	957 812	51 887	191 185

Net profit (loss) (annualised)	1 184 728		280 769	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	5.92		1.40	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

KGHM Polska Miedź S.A. SA-Q II/2004 in 000 PLN

EXEMPTION NUMBER: 82-4639

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	2nd quarter/2004 period from 1 April 2004 to 30 June 2004	2 quarters accrued/2004 period from 1 January 2003 to 30 June 2004	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003
I. Shareholders' funds - beginning of the period	3 961 713	4 006 502	4 175 146	4 010 925
a) changes of accounting policies		13 564		6 992
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 961 713	4 020 066	4 175 146	4 017 917
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	1 194 706	1 194 236	999 429	998 829
4.1. Changes in reserve capital	429 498	429 968	190 949	191 549
a) increase, due to:	429 498	429 968	255 338	255 938
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)	411 557	411 557	254 546	254 546
- transfer from revaluation reserve capital	17 941	18 411	792	1 392
b) decrease, due to:			(64 389)	(64 389)
- coverage of losses			(64 389)	(64 389)
4.2. Reserve capital - end of the period	1 624 204	1 624 204	1 190 378	1 190 378
5. Revaluation reserve capital - beginning of the period	(119 101)	400 709	839 270	821 939
5.1. Changes in revaluation reserve capital	544 152	24 342	93 814	111 145
a) increase, due to:	373 387	549 245	79 446	248 835
- settlement of hedging instruments	290 280	466 138	(964)	8 916
- valuation of hedging transactions, in the effective part	83 107	83 107	76 596	219 850
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates			3 814	20 069
b) decrease, due to:	170 765	(524 903)	14 368	(137 690)
- disposal of fixed assets	(17 966)	(18 449)	(903)	(1 520)
- valuation of hedging transactions, in the effective part	441 780	(372 735)	120 511	(9 060)
- settlement of hedging instruments	(117 795)	(117 795)	(65 260)	(89 819)
- excess of deferred income tax provision over deferred income tax asset	(135 254)	(15 924)	(39 980)	(37 291)
5.2. Revaluation reserve capital - end of the period	425 051	425 051	933 084	933 084

KGHM Polska Miedź S.A. SA-Q II/2004 in 000'PLN

6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period				
7. Retained profit (uncovered losses) from prior years - beginning of the period	886 108	411 557	336 447	190 157
7.1. Retained profit from prior years - beginning of the period	886 108	411 557	400 836	254 546
a) changes to accounting methodology (policies)		13 564		6 992
b) corrections due to error				
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	886 108	425 121	400 836	261 538
a) increase, due to:				
- distribution of profit from prior years				
b) decrease, due to:	(411 557)	(411 557)	(254 546)	(254 546)
- transfer to reserve capital	(411 557)	(411 557)	(254 546)	(254 546)
7.3. Retained profit from prior years - end of the period	474 551	13 564	146 290	6 992
7.4. Uncovered loss from prior years - beginning of the period			(64 389)	(64 389)
a) changes to accounting methodology (policies)				
b) corrections due to error				
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data			(64 389)	(64 389)
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:			64 389	64 389
- coverage of loss from reserve and other reserve capital			64 389	64 389
7.6. Uncovered loss from prior years - end of the period				
7.7. Retained profit (uncovered loss) from prior years - end of the period	474 551	13 564	146 290	6 992
8. Net result	496 825	957 812	51 887	191 185
a) net profit	496 825	957 812	51 887	191 185
b) net loss				
c) write-off from profit				
II. Shareholders' funds - end of the period	5 020 631	5 020 631	4 321 639	4 321 639
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	5 020 631	5 020 631	4 321 639	4 321 639

KGHM Polska Miedź S.A. SA-Q II/2004 In 000'PLN

EXEMPTION NUMBER: 82-4639

STATEMENT OF CASH FLOWS

	2nd quarter/2004 period from 1 April 2004 to 30 June 2004	2 quarters accrued/2004 period from 1 January 2003 to 30 June 2004	2nd quarter/2003 period from 1 April 2003 to 30 June 2003	2 quarters accrued/2003 period from 1 January 2003 to 30 June 2003
A. Cash flow from operations - indirect method				
I. Net profit (loss)	496 825	957 812	51 887	191 185
II. Total adjustments	(239 014)	(154 359)	96 994	48 080
1. Share in net (profit) loss of subordinated entities valued by the equity method				
2. Depreciation	69 627	140 913	73 839	149 682
3. (Profit) loss on exchange rate differences	(26 532)	(3 708)	(53 528)	13 798
4. Interest and share in profits (dividends)	(16 691)	(93 632)	(5 592)	(51 306)
5. (Profit) loss on investing activities	(58 231)	(109 052)	(43 871)	(63 803)
6. Change in provisions	(68 902)	4 451	(14 146)	12 132
7. Change in inventories	6 110	(25 459)	14 064	(5 025)
8. Change in debtors	(123 905)	(119 630)	67 331	62 956
9. Change in short term liabilities, excluding loans and credit	50 810	9 094	(10 660)	(56 139)
10. Change in prepayments and accruals	109 151	13 105	(18 765)	(54 767)
11. Other adjustments	(180 451)	29 559	88 322	40 552
III. Net cash flow from operations (I+/-II)	257 811	803 453	148 881	239 265
B. Cash flow from investing activities				
I. Inflow	197 831	240 843	82 451	112 965
1. The sale of intangible assets and tangible fixed assets	215	320	551	695
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	197 616	240 333	81 900	112 270
a) in related entities	25 415	50 148	22 936	48 617
- the sale of financial assets				
- dividends and share in profit	325	656	700	1 134
- repayment of long term loans granted				
- interest	25 090	49 492	22 236	47 483
- other inflow from financial assets				
b) in other entities	172 201	190 185	58 964	63 653
- the sale of financial assets	102 459	120 210	9 019	13 398
- dividends and share in profit	69 742	69 967	46 509	46 509
- repayment of long term loans granted				
- interest		8	3 436	3 746
- other inflow from financial assets				
4. Other investment inflow		190		
II. Outflow	65 755	(317 450)	(116 520)	(254 475)
1. The purchase of intangible assets and tangible fixed assets	(73 811)	(226 447)	(51 463)	(131 163)
2. The purchase of real estate and intangible assets				
3. For financial assets, of which:	134 318	(80 248)	(64 306)	(121 936)
a) in related entities	(16 401)	(16 401)	(55 000)	(91 500)
- the purchase of financial assets	(16 401)	(16 401)	(55 000)	(91 500)
- long term loans granted				
- other financial assets				
b) in other entities	150 719	(63 847)	(9 306)	(30 436)
- the purchase of financial assets	150 719	(63 847)	(9 306)	(30 436)
- long term loans granted				
- other financial assets				
4. Other investment outflow	5 248	(10 755)	(751)	(1 376)
III. Net cash flow from investing activities (I-II)	263 586	(76 607)	(34 069)	(141 510)
C. Cash flow from financing activities				
I. Inflow			6 000	6 000
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital				
2. Bank and other loans			6 000	6 000
3. The issuance of debt securities				
4. Other financial inflow				

KGHM Polska Miedź S.A. SA-Q II/2004 In 000'PLN

EXEMPTION NUMBER: 82-4639

II. Outflow	(304 610)	(553 870)	(27 013)	(56 927)
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(288 535)	(519 877)	(2 219)	(4 772)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(4 967)	(5 910)	(273)	(542)
8. Interest	(11 108)	(28 083)	(24 521)	(51 613)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	(304 610)	(553 870)	(21 013)	(50 927)
D. Total net cash flow(A.III+/-B.III+/-C.III)	216 787	172 976	93 799	46 828
E. Change in balance sheet total of cash and cash equivalents, of which:	215 122	174 017	93 792	47 227
- change in cash and cash equivalents due to exchange rate differences	(1 665)	1 041	(7)	399
F. Cash and cash equivalents - beginning of the period	228 526	272 337	71 756	118 727
G. Cash and cash equivalents - end of the period (F+/-D), of which:	445 313	445 313	165 555	165 555
- including those having limited rights of disposal	62 603	62 603	25 859	25 859

KGHM Polska Miedź S.A. SA-Q II / 2004 in '000 PLN

EXEMPTION NUMBER: 82-4639

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE SECOND QUARTER OF 2004 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. PRINCIPLES APPLIED IN PREPARING THIS REPORT

The financial data of the current period are presented prior to reflection of the results of the auditor's review of the Company's half-year accounts.

Accounting principles

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles described in the financial report for 2003 published on 10 March 2004, with adjustment of the comparable prior period to the changes implemented at the end of 2003 and from 1 January 2004.
These changes in accounting principles and in the presentation of financial data relate to:
1) the balance sheet valuation of assets and liabilities based on the average National Bank of Poland exchange rate, in place of the existing valuation based on the respective buy or sell rate of the bank in which the largest turnover is realised,
2) presentation of the result from the settlement of commodity hedging instruments, which in the profit and loss account was transferred from financial activities as an adjustment of revenues from the sale of products, and
3) reversal of recognition of an embedded derivative instrument in a shipping agreement, following change of a ruling regarding recognition, valuation methods, scope of disclosure and the means of presentation of financial instruments.

Data from the prior period have been restated for comparison purposes. As a result of changes in relation to data previously-published in the SA-QII/2003 financial report:
- net profit was increased by PLN 2 218 thousand, as a result of application of the average NBP rate to the valuation of assets and liabilities expressed in foreign currencies,
- revenues from the sale of products were reduced while the result on financial activities was increased by PLN 14 387 thousand, as a result of a change in the methodology of presentation of the results from settlement of commodity hedging instruments, and
- costs of sales and financial costs were adjusted by PLN 82 thousand due to the reversal of recognition of an embedded derivative instrument in an agreement.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current accrued period, the rate of 4.7241 EUR/PLN,
- for the calculation of assets and capital as at 30 June 2004, the rate of 4.4998 EUR/PLN,
- for the calculation of turnover, financial results and cash flow for the comparative accrued period, the rate of 4.3110 EUR/PLN,
- for the calculation of assets and capital as at 30 June 2003, the rate of 4.4570 EUR/PLN.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS

Provisions for future expenses and liabilities

The results of revaluing major provisions were recognised in the profit before taxation of the current quarter:

1) the provision for future mine closure costs was revalued due to changes in prices, the passage of time and to discount rates, utilising the level of ratios employed in the calculation of provisions by actuarial methods. As a result of revaluation the provision was increased and the profit before taxation was decreased by PLN 15 794 thousand. Additionally, as respects provisions for mine closure costs a provision was created for the closure and securing of facilities after closure of the Konrad mine in the amount of PLN 1 884 thousand
(an accrued reduction in profit of PLN 316 thousand for the half year),

2) the provision for future employee benefits due to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment. As a result of revaluation the provision was decreased and profit before taxation was increased in the amount of PLN 1 925 thousand (net profit increased after reflecting taxation effects by PLN 299 thousand)
(an accrued reduction in net profit of PLN 12 146 thousand for the half year),

3) the provision for liabilities towards local authorities for permission to expand the tailings pond. As a result of revaluation profit for the quarter was increased in the amount of PLN 3 326 thousand
(an accrued increase in profit of PLN 1 160 thousand for the half year),

KGHM Polska Miedź S.A. SA-Q II / 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

4) a short term provision was created in accruals - matched to revenues - for one-off wages and bonuses, payable in the second half or after approval of the annual financial report. Altogether, due to future payment of remuneration together with charges, profit before taxation for the current quarter was reduced in the amount of PLN 111 274 thousand.
(an accrued reduction in profit of PLN 184 623 thousand for the half year).

Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the Company actualised the tax asset and the deferred income tax provision.

There was a decrease of the tax asset in the current quarter in the amount of PLN 241 238 thousand.

The effects of revaluation of the tax asset were settled as follows:
- as a decrease of net profit for the current quarter PLN 101 449 thousand
- as a decrease of revaluation reserve capital PLN 139 789 thousand

There was a decrease in the tax asset during the current accrued period of PLN 19 799 thousand, of which the following was settled:
- as an increase of the net profit PLN 5 068 thousand
- as a decrease of revaluation reserve capital PLN 24 867 thousand

There was a decrease in the deferred income tax provision in the current quarter in the amount of PLN 76 364 thousand, of which the following was settled:
- as an increase of the net profit PLN 71 829 thousand
- as an increase of revaluation reserve capital PLN 4 535 thousand

There was an increase in the deferred income tax provision during the current accrued period of PLN 2 668 thousand, of which the following was settled:
- as a decrease of the profit PLN 8 436 thousand
- as an increase of revaluation reserve capital PLN 8 943 thousand
- as a decrease of undistributed profit from prior years PLN 3 175 thousand

Adjustments revaluing assets

Due to the revaluation of tangible and financial assets, profit before taxation in the current quarter was increased by PLN 64 155 thousand.
(an accrued increase in profit of PLN 11 239 thousand for the half year)

Due to valuation of future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital in the current quarter was increased by PLN 562 113 thousand.
(an accrued increase in capital of PLN 42 791 thousand for the half year)

The effects of this valuation carried out in the current quarter (an excess of costs over income), which were settled in the financial result relate to:
- the revaluation of derivative instruments to fair value, as a result of which profit was increased in the amount of PLN 66 427 thousand, of which the valuation of embedded derivative instruments amounted to PLN 2 962 thousand;
- the revaluation of tangible fixed assets to market value. The result of this valuation was a decrease in profit in the amount of PLN 2 068 thousand;
- a decrease in the value of inventory due to valuation to net sales price by PLN 608 thousand;
- the allowance for debtors together with interest (an excess of allowances released over created) PLN 404 thousand.

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY

Production results

In the first half of 2004 KGHM Polska Miedź S.A. produced 268 443 tonnes of electrolytic copper (including 136 443 tonnes in the second quarter) and 665 768 kg of metallic silver (including 349 239 kg in the second quarter).

Collective dispute with the trade union ZZPPM

Due to the fact that the Company did not take into consideration all of the postulates presented by the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego (ZZPPM), the trade union initiated a collective dispute in the month of June 2004.

On 9 June 2004 a protocol of dispute was prepared, and, as a result of further talks, an agreement was signed on 2 July 2004 which ended the collective dispute. Based on this agreement, as well as in fulfilment of the desires of other trade unions, in June 2004 a special one-off bonus was paid (amounting to 50% of the monthly remuneration in

KGHM Polska Miedź S.A. SA-Q II / 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

10 of the Company's Divisions, and 25% in 2 of the Divisions), and also wages were increased in the form of a wage rate increase for 30% of the employees, on average by about PLN 250 per month.

Risk management

As a result of the restructuring of hedging positions carried out at the end of 2003, in the second quarter of 2004 the Company took advantage of the possibilities that were created as respects greater participation in potential increases in metals prices. The continuation of high metals prices in the second quarter of 2004 and the significant reduction in the level of hedging, as a result of this restructuring, led to the realisation of higher revenues from sales.
Given the continued high prices of copper and silver in the second quarter of 2004, as well as the advantageous situation on the currency market, the Company consistently carried out its Risk Management Policy.
Taking advantage of the situation on the currency market, the Company implemented a further hedging strategy, which enabled it to increase its nominal hedging of operating income against the risk of changes in currency rates in 2005.
A later further strengthening of the Polish złoty at the end of Q2 2004 enabled the Company to restructure its hedging positions on the currency market for the second half of 2004 by entering into opposite transactions.
The Company remains hedged against the risk of changes in metals prices for a portion of its copper sales planned in the second half of 2004 and in 2005, for a portion of planned silver sales in the second half of 2004, in 2005, and in the first half of 2006, as well as against the risk of changes in the currency rate for a portion of revenues from sales which are planned in 2005. Likewise, following the settlement of transactions in consecutive months, hedging positions are being established for future periods, mainly through the application of instruments which enable participation in any price rises.

Debt repayment

In the second quarter of 2004 the Company repaid the following debt:
- USD 7 500 thousand out of Company funds, in accordance with installment repayment dates set out in the agreement dated 18 July 2003 for credit organised by ABN AMRO BANK NV and Bank Polska Kasa Opieki S.A. and by Citibank NA,
- PLN 21 130 thousand out of Company funds, prior to the repayment date; arising from an agreement dated 18 July 2003 for credit organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Przemysłowo-Handlowy PBK. Repayment was executed on 16 April 2004.
- USD 60 000 thousand out of Company funds prior to the repayment date; arising from an agreement dated 18 July 2003 for credit organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Przemysłowo-Handlowy PBK. Repayment was executed on 28 May 2004.

Gold refining service for the National Bank of Poland

The Company was selected via a public tender to perform a gold refining service for the National Bank of Poland because of the high quality of the services provided and to the Company's ability to secure the material. This service will be realised, once per year, in the years 2004-2007. The said service was performed for the current year in the month of June, in which the metal obtained was of the highest purity for the purpose of manufacturing coinage, and which was received by the NBP.

Preparation of geological documentation for the „DEEP INDUSTRIAL GŁOGÓW" deposit

The State Treasury, based on an agreement for the paid use of geological information contained within the documentation of the "Deep Głogów" copper ore deposit, provided KGHM Polska Miedź S.A with the said geological information, which represents the basis for geological documentation of the „Deep Industrial Głogów" deposit and for preparation of the request to obtain a license for extraction of the copper ore from this deposit. The Company, in accordance with the agreement, will pay a total of EUR 8 215 thousand for this information. In the month of June the first instalment of EUR 815 thousand was executed. Further installments will be paid in coming years.
Geological documentation of the „Deep Industrial Głogów" deposit has been submitted for acceptance by the Mining Resources Commission of the Ministry of the Environment.

Realisation of investment in the Democratic Republic of Congo

Administrative procedures are currently being carried out related to registration of an agreement for the leasing of mining rights to exploit the Kimpe deposit in the Mining Catastre of the Democratic Republic of Congo, as well as work related to execution of the technical project for this investment. Negotiations have been concluded and the wording of an agreement with the company DYNATEC has been agreed for the purchase of technology and assistance in the development of a technical project for the hydrometalurgical facility in Kimpe in the Democratic Republic of Congo.

<u>Other important events reported by the Company</u>

Company bodies

The Extraordinary General Meeting convened on 1 July 2004 approved the Report of the Supervisory Board on its evaluation of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003 and the Report of the Management Board on the activities of the KGHM Polska Miedź S.A. Capital Group in financial

KGHM Polska Miedź S.A. SA-Q II / 2004 in '000 PLN

year 2003, the Report of the Management Board on the activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003 and the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003. During the General Meeting, a member of the Supervisory Board, Mr Jan Stachowicz, submitted his resignation from the Board. Ms Elżbieta Nieblsz was appointed to the Supervisory Board.

2004 Budget

The Supervisory Board of the Company at its meeting on 30 June 2004 approved an adjustment to the Budget of the Company for 2004 (approved by the Supervisory Board on 27 January 2004) as submitted by the Management Board. The following assumptions were approved related to the average annual metals prices in 2004:
- copper 2 550 USD/t (an increase of 550 USD/t),
- silver 193 USD/kg (a change of + 32 USD/kg).

The assumed PLN/USD exchange rate remained unchanged, at 3.80 PLN/USD.
The adjustment to the Budget anticipates an increase in production volume: from 532 thousand tonnes to 545 thousand tonnes of electrolytic copper, and respecting silver, from 1 173 tonnes to 1 255 tonnes. Expenditures on tangible investments remain unchanged and amount to PLN 590 mln.
It is anticipated that the cost of producing 1 tonne of electrolytic Cu in 2004 will be higher than that realised in 2003 and assumed in the prior Budget, which is mainly due to an increase in the price of scrap (higher copper prices) and in materials supplies, as well as to higher labor costs.
The adjusted Budget assumes an increase in the financial results of KGHM Polska Miedź S.A.:
- revenues from the sale of products, goods and materials, from PLN 5 173 mln to PLN 5 920 mln,
- profit before taxation, from PLN 805 mln to PLN 1 639 mln,
- net profit, from PLN 652 mln to PLN 1 342 mln.

The Budget does not reflect income and costs or changes in the profit and loss account related to any eventual transactions concerning telecommunications assets.

Significant agreements

On 8 June 2004 KGHM Polska Miedź S.A. signed an agreement for the sale of electrolytic copper in the years 2005-2010 with China MINMETALS Nonferous Metals Co., Ltd. This is a framework-type agreement. The value of this agreement is estimated at USD 746 000 thousand (PLN 2 786 000 thousand). The value given is an estimate, taking the copper price and the PLN/USD exchange rate from 8 June 2004. This agreement replaces the previous framework agreement dated 8 July 2002, relating to the sale of electrolytic copper in the years 2003-2007.

Decisions related to taxation

On 30 June 2004 the Supreme Administrative Court in Warsaw, after reviewing cassation appeals of a decision of the Supreme Administrative Court in Wrocław dated 3 July 2003 respecting a payment from profit for 1996 and respecting a payment from profit for 1997, dismissed the appeals of KGHM Polska Miedź S.A.
As respects the appealed decisions dated 3 July 2003, the Supreme Administrative Court in Wrocław dismissed the appeals of KGHM Polska Miedź S.A. of decisions of the Director of the Legnica Branch of the Treasury Office in Wrocław, setting out:
- the amount of tax in arrears respecting payment from profit for the year 1996 at PLN 23 729 thousand, and
- the amount of tax in arrears respecting payment from profit for the year 1997 at PLN 5 291 thousand.

Due to the fact that the amounts of tax in arrears arising from a decision of the Director of the Treasury Office have already been paid, the above decision has no effect on the financial result of 2004.

On 21 June 2004 the Management Board of KGHM Polska Miedź S.A. was informed that the Director of the Tax Control Office in Wrocław had issued a decision in the matter of VAT for 2001, setting the amount of VAT in arrears for the 12 months of 2001 together with penalties at PLN 3 273 thousand.
The majority of this additional taxation relates to a difference in the manner in which the Company:
- allocates tax deductible costs which are connected to VAT and its deduction, and
- qualifies purchases related to activities not subject to VAT.

Payment of this additional taxation, pursuant to the decision of the Tax Control Office, along with interest in the total amount of PLN 4 253 thousand, was made on 21 June 2004.
This decision by the Director of the Tax Control Office is the result of an appeal by the Company for the year 2001. As a result of this appeal the liabilities of the Company have been reduced with respect to the initial decision by the amount of PLN 21 649 thousand.

Changes in the equity commitment of the Company

On 2 June 2004 an increase in share capital was registered for the company Energetyka sp. z o.o. with its registered head office in Lubin in the amount of PLN 61 842 thousand through the creation of 618 424 shares having a nominal value of PLN 100 each. All of the shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering this with a contribution in kind valued at PLN 56 842 thousand and cash in the amount of PLN 5 000 thousand. The assets transferred as a contribution in kind represent property related to the Power Plant of the Głogów Smelter and the Power Plant of the Legnica Smelter. The book value of these assets in the accounts of the Company amounts to PLN 47 463 thousand. The share capital of Energetyka sp. z o.o. after registration amounts to PLN 125 107 thousand and is divided into 1 251 070 shares of PLN 100 each. 100% of the shares are owned by KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. SA-Q II / 2004 in '000 PLN

On 5 April 2004 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A., based on a sales agreement, 2 979 shares in the share capital of PHP "Mercus"-Sp. z o.o. Altogether, KGHM Polska Miedź S.A. owns 5 307 shares of PHP "Mercus"-Sp. z o.o., representing 47.37 % of the share capital. The remaining shares are owned by KGHM Metale S.A.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS ACHIEVED

1. Financial results in the second quarter

In the second quarter of 2004 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 621 046 thousand. A net profit of PLN 496 825 thousand was achieved in this period and was nearly 9.6-times higher than that achieved in the comparable prior period.
This result was impacted by the following:
- a profit on sales of PLN 484 489 thousand,
- a loss on other operating activities of (PLN 2 685 thousand), and
- a profit on financial activities of PLN 139 242 thousand.

During the period April-June 2004 revenues from economic activities amounted to PLN 1 507 059 thousand, which was impacted by revenues from basic operating activities of PLN 1 701 393 thousand, other operating income of PLN 25 802 thousand and a reduction in income from financial activities (due to a decrease in the positive valuation of hedging transactions as at 30 June 2004 in comparison to 31 March 2004) of (PLN 220 136 thousand).
Economic activity costs in the second quarter of 2004 amounted to PLN 886 013 thousand, of which: costs of basic operating activities of PLN 1 216 904 thousand, other operating costs of PLN 28 487 thousand and costs of financial activities of (PLN 359 378 thousand) (due to a decrease in the negative valuation of hedging transactions as at 30 June 2004 in comparison to 31 March 2004).
In relation to the comparable prior period, profit before tax increased by PLN 544 881 thousand, i.e. nearly 8.2-times. This increase was impacted by an increase in revenues from economic activities of PLN 253 727 thousand alongside a reduction of costs of PLN 291 163 thousand.

Basic operating activities in the second quarter

The profit on sales in the second quarter of 2004, which amounted to PLN 484 489 thousand, was impacted by revenues from the sale of products, goods and materials in the amount of PLN 1 701 393 thousand and by costs of basic operating activities in the amount of PLN 1 216 904 thousand. In comparison to the prior year the result on sales increased by PLN 420 296 thousand, i.e. by 7.5-times. This increase was mainly impacted by the increase in copper and silver prices on the metals markets and by a more favorable USD exchange rate, while the following factors lowered profit on sales: the effect of settlement of commodity hedging transactions and higher basic operating costs, mainly due to an increased volume of production.
In the second quarter of 2004 net revenues from the sale of products, goods and materials amounted to PLN 1 701 393 thousand and were higher than those achieved in the comparable prior period of 2003 by PLN 605 747 thousand. This level of revenues was the result of:
- higher average copper prices on the London Metal Exchange by 69.7%, with average prices as follows: 1 642 USD/t in the period April-June 2003 and 2 787 USD/t in the second quarter of 2004,
- an increase in average silver prices on the London Bullion Market by 36.7% from a level of PLN 147 USD/kg to 201 USD/kg of silver.
- an increase in the volume of sales of copper and copper products by 5.6% from a level of 130 878 t in the period April-June 2003 to 138 164 t in the second quarter of 2004, and of silver by 27.5% from a level of 300 135 kg to 382 530 kg.

Additionally, the Company enjoyed a more favorable USD exchange rate, which amounted to 3.89 PLN/USD in the second quarter of 2004 versus 3.84 PLN/USD in the comparable prior period.
As respects the structure of revenues from the sale of products, goods and materials in the second quarter of 2004, revenues from the sale of basic products were as follows: copper and copper products – 79.8%, and silver – 15.6%.
Operating activity costs in the second quarter of 2004 versus the comparable prior period were higher by PLN 185 451 thousand, i.e. by 18.0% alongside an increase in the volume of sales of copper products by 7 286 t, i.e. by 5.6%, and of silver by 82 395 kg, i.e. by 27.5%.

In the second quarter of 2004 the total unit copper production cost was PLN 6 348/t versus PLN 5 985/t in the comparable prior period of 2003. This increase in the unit cost was primarily the result of an increase in:
- labor costs as respects an increase in basic wage rates from 1 January 2004, and creation of a provision for payment of a special bonus in July 2004,
- the value of consumption of external copper-bearing scrap (due to higher prices for scrap), and
- external services.

The total unit cost of copper production expressed in USD in the second quarter of 2004 amounted to 1 631 USD/t versus 1 560 USD/t in the comparable period of 2003.

Other operating activities in the second quarter

The result of other operating activities in the Company in the second quarter of 2004 was a loss of PLN 2 685 thousand. This result was impacted by costs related to the revaluation of provisions for future liabilities towards employees, by donations granted and by income related to the tax on real estate from prior years.

KGHM Polska Miedź S.A. SA-Q II / 2004 in '000 PLN

The loss on other operating activities in the second quarter of 2004 was lower than that recorded in the period April-June of 2003 by PLN 20 044 thousand, i.e. by 88.2%, which is mainly the result of the creation in the second quarter of 2003 allowances for budget debtors due to the payment in 2002 of VAT together with penalties (additional taxation following a Treasury audit for the year 2000).

Financial activities in the second quarter

The Company noted a profit on financial activities in the period April-June 2004 of PLN 139 242 thousand, which mainly related to hedging instruments (the valuation of open transactions and profit from the sale of realised transactions).
In comparison to the second quarter of 2003 the profit on financial activities was higher by PLN 104 550 thousand, i.e. by more than 4.0-times, mainly due to the higher valuation of open hedging transactions.

Changes in balance sheet items in the second quarter

In the second quarter of 2004 total assets of the Company decreased by PLN 317 924 thousand, i.e. by 3.4%.
As respects assets, this decrease was impacted by:
- a decrease in short term financial assets by PLN 254 825 thousand mainly due to the valuation of financial instruments, given a higher value of fixed term bank accounts due to the anticipated early, voluntary repayment of a portion of credit liabilities, and
- a decrease in deferred tax assets.

There was a small change in the structure of assets in the second quarter of 2004: the percentage of current assets decreased from 26.7% to 26.0% while fixed assets increased from 73.3% to 74.0%.
As respects shareholders' fund and liabilities, the decrease in the balance sheet total was mainly impacted by a decrease in short term liabilities mainly due to the valuation of hedging transactions and to the repayment of long term loans alongside an increase in the value of revaluation reserve capital (due to the valuation of hedging transactions to fair value). Additionally, this decrease in shareholders' fund and liabilities was limited by the net profit earned in the second quarter.
There was a change in the structure of shareholders' fund and liabilities during the second quarter of 2004: the percentage of shareholders' fund increased from 42.4% to 55.7% while that of liabilities and provisions decreased from 57.6% to 44.3%.

2. Financial results in the first half

In the first half of 2004 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 1 172 499 thousand. A net profit of PLN 957 812 thousand was achieved in this period and was over 5.0-times higher than that achieved in the comparable prior period.
This result was impacted by the following:
- a profit on sales of PLN 936 771 thousand,
- a loss on other operating activities of (PLN 23 689 thousand), and
- a profit on financial activities of PLN 259 417 thousand.

During the period January-June 2004 revenues from economic activities amounted to PLN 3 717 113 thousand, which was impacted by revenues from basic operating activities of PLN 3 220 507 thousand, other operating income of PLN 37 960 thousand and income from financial activities of PLN 458 646 thousand.
Economic activity costs in the first half of 2004 amounted to PLN 2 544 614 thousand, of which: costs of basic operating activities of PLN 2 283 736 thousand, other operating costs of PLN 61 649 thousand and financial costs of PLN 199 229 thousand.
In relation to the comparable prior period, profit before tax increased by PLN 921 415 thousand, i.e. by nearly 4.7-times. This increase was impacted by an increase in revenues from economic activities of PLN 1 112 518 thousand alongside an increase of costs of PLN 191 087 thousand.

Basic operating activities in the first half

The profit on sales in the first half of 2004, which amounted to PLN 936 771 thousand, was impacted by revenues from the sale of products, goods and materials in the amount of PLN 3 220 507 thousand and by costs of basic operating activities in the amount of PLN 2 283 736 thousand. In comparison to the prior year the result on sales increased by PLN 772 193 thousand, i.e. by nearly 5.7-times. This increase was mainly impacted by the increase in copper and silver prices on the metals markets, alongside a decrease in profit on sales caused by the settlement of commodity hedging transactions and higher basic operating costs, mainly due to an increased volume of production.
During the period January-June 2004 net revenues from the sale of products, goods and materials amounted to PLN 3 220 507 thousand and were higher than those achieved in the comparable prior period of 2003 by PLN 1 004 573 thousand. This level of revenues was the result of:
- higher average copper prices on the London Metal Exchange by 67.2%, with average prices as follows: 1 652 USD/t in the period January-June 2003 and 2 762 USD/t in the first half of 2004,
- an increase in average silver prices on the London Bullion Market by 39.6% from a level of 149 USD/kg to 208 USD/kg of silver, and
- an increase in the volume of sales of copper and copper products by 3.7% from a level of 261 602 t in the period January-June 2003 to 271 348 t in the first half of 2004, and of silver by 17.0% from a level of 606 696 kg to 709 930 kg.

KGHM Polska Miedź S.A. SA-Q II / 2004 In '000 PLN

The exchange rate remained at a level similar to that of the prior year and amounted to 3.86 PLN/USD in the first half of 2004 as compared to 3.87 PLN/USD in the comparable prior period.
As respects the structure of revenues from the sale of products, goods and materials in the first half of 2004, revenues from the sale of basic products were as follows: copper and copper products – 80.2%, and silver – 15.2%.
Operating activity costs in the first half of 2004 versus the comparable prior period were higher by PLN 232 380 thousand, i.e. by 11.3% alongside an increase in the volume of sales of copper products by 9 746 t, i.e. by 3.7%, and of silver by 103 233 kg, i.e. by 17.0%.

In the first half of 2004 the total unit electrolytic copper production cost was 6 315 PLN/t versus 5 998 PLN /t in the first half of 2003. This increase in the unit cost was primarily the result of an increase in:
- the value of consumption of external copper-bearing scrap (due to higher copper prices),
- labor costs as respects an increase in basic wage rates as at 1 January 2004 and creation of a provision for payment of a special bonus in July 2004, and
- external services (in particular with respect to preparatory mining work).
The total unit cost of copper production expressed in USD in the first half of 2004 amounted to 1 638 USD/t versus 1 550 USD/t in the first half of 2003 .

Other operating activities in the first half

The result of other operating activities in the Company in the first half of 2004 was a loss of PLN 23 689 thousand. This result was mainly impacted by costs related to the revaluation of provisions for future liabilities towards employees and to an increase in the provision for mine closure costs.
The loss on other operating activities in the first half of 2004 was lower than that recorded in the period January-June 2003 by PLN 14 064 thousand, i.e. by 37.3%, which is mainly the result of the creation in the first half of 2003 of allowances for budget debtors due to the payment in 2002 of VAT together with penalties (additional taxation following a Treasury audit for the year 2000) alongside a higher level of created provisions for mine closure costs.

Financial activities in the first half

The Company noted a profit on financial activities in the period January-June 2004 of PLN 259 417 thousand. This profit is mainly the effect of profit from the sale of realised hedging instruments, the dividend received from Polkomtel S.A., the surplus of interest received over paid the surplus of positive exchange rate differences over negative.
In comparison to the first half of 2003 the profit on financial activities was higher by PLN 135 174 thousand, i.e. by nearly 2.1-times, mainly due to a higher level of profit from realised hedging transactions, the surplus of interest received over paid, the higher amount of dividends received, the surplus of positive exchange rate differences over negative and a decrease in the valuation of the provision for mine closure costs due to changes in market parameters.

Changes in balance sheet items in the first half

In the first half of 2004 total assets of the Company increased by PLN 326 307 thousand, i.e. by 3.8% and at the end of June amounted to PLN 9 021 652 thousand.
As respects assets, this increase was mainly impacted by an increase in short term debtors by PLN 114 900 thousand (mainly due to trade debtors) and by an increase in short term financial assets by PLN 98 859 thousand.
In the first half of 2004 there was a change in the structure of assets: the share of current assets increased from 23.9% to 26.0% while the share of fixed assets decreased from 76.1% to 74.0%.
As respects the increase in the value of shareholders' funds and liabilities, this was mainly impacted by an increase in shareholders' funds by PLN 1 014 129 thousand (mainly due to the net profit) alongside a decrease in liabilities and provisions for liabilities of PLN 687 822 thousand, mainly due to the repayment of credit and loans.
During the first half of 2004 there was a change in the structure of liabilities: the percentage of shareholders' funds increased from 46.1% to 55.7% while the share of liabilities and provisions for liabilities decreased from 53.9% to 44.3%.

V. EVENTS WHICH OCCURRED AFTER 30 JUNE 2004 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY

None.

VI. REALISATION OF FINANCIAL PROJECTIONS IN 2004

In the current report dated 1 July 2004, the Company published its basic assumptions to the adjusted Budget for 2004 together with a financial projection anticipating revenues from the sale of products, goods and materials of PLN 5 920 mln and a net profit of PLN 1 342 mln. These figures are based on the adjusted „Company Budget for 2004", approved by the Supervisory Board of the Company on 30 June 2004.
After the first six months of 2004 the Company has achieved 54.4% of planned annual revenues from the sale of products, goods and materials, as well as 71.4% of planned net profit for 2004. The high degree of advancement of the adjusted Budget in this respect is due to the assumed macroeconomic conditions for the second half of 2004, based on the principal of prudent evaluation.
At present the Company does not foresee any threat to achieving its financial projection.

KGHM Polska Miedź S.A. SA-Q II / 2004 in '000 PLN

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Shareholder	Shares held as at publication date of Q1 2004 report (same number of votes)	% of share capital held as at publication date of Q1 2004 report (same number of votes)	Shares held as at 30 June 2004 (same number of votes)	% of share capital held as at 30 June 2004 (same number of votes)[2]
1	2	3	4	5
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	12 547 142[1]	6.27%[1]	10 116 182	5.06 %
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 31 March 2004;

[2] On 7 July 2004 the Company was informed - based on art. 147 of the Law on the public trading of securities – of a reduction by Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) of its share in the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to a level below 5%. Deutsche Bank Trust Company Americas as at this date owned 9 604 406 shares of KGHM Polska Miedź S.A., representing 4.80 % of the share capital of the Company and granting the right to the same number of votes at the General Meeting. As at the date of publication of this quarterly report the Company had not been informed of any other significant changes in the shareholder structure in relation to the state as at the balance sheet date.

Since the publication of the quarterly report of the Company for the first quarter of 2004, Deutsche Bank Trust Company Americas has informed the Company, based on art. 147 of the Law on the public trading of securities, of the following crossings of the 5 % threshold in the number of votes at the General Meeting:

- by a letter dated 11 May 2004 - on a decrease in the share of votes to 4.76%,
- by a letter dated 21 June 2004 - on an increase in the share of votes to 5.06%,
- by a letter dated 7 July 2004 - on a decrease in the share of votes 4.80%.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q1 2004 report	Shares bought since publication of Q1 2004 report	Shares sold since publication of Q1 2004 report	Shares held as at publication date of Q2 2004 report
1	2	3	4	5	6
President of the Management Board	Wiktor Błądek	1 310	0	0	1 310
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Andrzej Kowalczyk	0	0	0	0
Vice President of the Management Board	Andrzej Krug	0	0	0	0
Vice President of the Management Board	Marek Szczerbiak	0	0	0	0
Chairman of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Tadeusz Janusz	0	0	0	0

• KGHM Polska Miedź S.A. SA-Q II / 2004 in '000 PLN

Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Elżbieta Niebisz[1]	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	n/a	n/a	n/a	n/a

[1] *Member of the Supervisory Board who was appointed to the Board by a resolution of the Extraordinary General Meeting dated 1 July 2004. Column 3 shows the number of shares as at the date of appointment, while columns 4 and 5 show the number of shares bought /sold from the appointment date to the date of publication of this report.*

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 June 2004, does not represent at least 10% of the shareholders' funds of the issuer.

X. INFORMATION ON SINGLE OR MULTIPLE TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

Transactions entered into between the investment fund Fundusz Inwestycji Kapitałowych KGHM Metale SA in Lubin (a subsidiary of the Company) and the company Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale SA), related to the rollover of debt bonds issued by WFP „Hefra" SA in the amount of PLN 3 200 thousand, to a new bond issue in the amount of PLN 1 500 thousand and to the buyback of both bond issues in the amount of PLN 3 100 thousand. The total value of transactions since the beginning of 2004 amounts to PLN 7 800 thousand. The highest value transaction was entered into on 8 June 2004 and related to the buyback of debt bonds in the amount of PLN 1 600 thousand.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period 1 January 2004 – 30 June 2004 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION WHICH, IN THE OPINION OF THE COMPANY, IS IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

A decision-making process is underway regarding the future of the company DIALOG S.A. based on the strategy of KGHM Polska Miedź S.A. Work is also being carried out on how to restructure the debt of DIALOG S.A. KGHM Polska Miedź S.A. is currently in a bidding process regarding DIALOG S.A., as a result of which in the second half of 2004 a decision may be taken as to the eventual revaluation of assets related to DIALOG S.A.
Until 30 June 2004 the financial commitment of KGHM Polska Miedź S.A. in DIALOG S.A. had not been revalued.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The most important factors which impact the financial results of KGHM are:
- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
...ek Sieniawski

Lubin, 4 August 2004

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek